UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 25th, 2025

1. DATE, TIME AND VENUE: On February 25th, 2025, at 4h00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph, of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Board of Directors, who subscribe to these minutes, establishing, therefore, quorum for installation, as provided for Article 15, Second Paragraph, and 18 of the Company’s Regulations. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was also present as the Meeting Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members present of the Board of Directors unanimously decided as follows:

4.1. Approval for closing the share buyback program currently in place: The proposal was presented today to close the currently active share buyback program for the Company's issued shares (which was approved by this Board at a meeting held on March 4th, 2024) ("2024-2025 Buyback Program"), due to the utilization of the maximum amount of resources provided for such program. After analyzing and discussing the information, the Board of Directors approved the closing of the 2024-2025 Buyback Program as presented.

4.2. Creation of a new share buyback program: Having analyzed the market conditions, the management deemed it appropriate to approve a new share buyback program of common shares issued by the Company for the years 2025 and 2026 (“2025-2026 Program”).

In this regard, the proposal was presented, which, after analysis and discussion of the information by the members present, was approved by the Board of Directors, pursuant to Article 15, item XV, of the Company’s Bylaws, as well as to CVM Resolution No. 77, of March 29th, 2022 (“RCVM 77/2022”), as follows:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 25th, 2025

(i) Program objective: Acquisition of common shares issued by the Company to be held in treasury, subsequently canceled or sold, without reducing the capital stock, with the aim of increasing shareholder value through the efficient use of available cash resources, optimizing the Company’s capital allocation;

(ii) Funds: the share buybacks will be carried out utilizing the available funds in the statutory reserve of income, and the income for the current fiscal year may also be used, in accordance with Article 8, paragraph 1, items I and II, of RCVM 77/2022. The maximum amount to be used in the program is R$ 1.75 billion;

(iii) Term: The Program will begin on February 26th, 2025, and end on February 25th, 2026;

(iv) Price and acquisition method: The acquisitions shall be made in the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices;

(v) Number of shares to be acquired: Up to 34,676,589 common shares;

(vi) Intermediary Financial Institutions: the buyback operation carried out under the 2025-2026 Program will be intermediated by the following financial institutions: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (Bradesco), headquartered at Avenida Presidente Juscelino Kubitschek, No. 1309, 11th floor, São Paulo - SP; (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Avenida Brigadeiro Faria Lima, 3477, 14th floor – Parte, São Paulo - SP; (iii) Citigroup Global Markets Brasil CCTVM S.A., headquartered at Avenida Paulista, No. 1111, 14th floor - Parte, São Paulo - SP; (iv) Itaú Corretora de Valores S.A., headquartered at Avenida Brigadeiro Faria Lima, 3500, 3rd floor, - Parte, São Paulo - SP; and (v) Morgan Stanley CTVM S.A., headquartered at Avenida Brigadeiro Faria Lima, 3600, 6th floor, São Paulo - SP.

Lastly, in accordance with article 6 of RCVM 77, the members of the Company’s Board of Directors provided the information contained in Exhibit I of these minutes and authorized the Company’s Management to take all necessary actions to implement the 2025-2026 Program.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 25th, 2025

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, February 25th, 2025. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 487th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 25th, 2025, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 25th, 2025

EXHIBIT I

EXHIBIT G the CVM Resolution No. 80/22

Trading of Shares of Own Issuance

1. Justify in detail the objective and expected economic effects of the operation:

The program of buyback of shares issued by Telefônica Brasil S.A. (“Company”) for the years of 2025-2026, approved at the meeting of the Company’s Board of Directors held on February 25th, 2025, is intended for the acquisition of common shares issued by the Company for treasury purposes, future cancellation or alienation, without reduction in the capital stock, to increment the value to the shareholders by the efficient investment of the funds available in cash, optimizing the allocation of the Company’s capital (“2025-2026 Program”).

2. Inform the number of (i) outstanding shares and (ii) treasury shares:

The number of Company’s shares1: (i) that are outstanding is 386,376,818 common shares, as defined by Article 1, sole paragraph, item I, of CVM Resolution No. 77, of March 29th, 2022 (“Resolution 77”); and (ii) held in treasury is 3,961,092 common shares.

3. Inform the number of shares that may be acquired or alienated:

Up to 34,676,589 (thirty-four million, six hundred and seventy-six thousand and five hundred and eighty-nine) common shares may be acquired.

4. Describe the main characteristics of the derivative instruments the Company may use, if any:

Not applicable. The Company will not use derivative instruments.

5. Describe, if any, agreements or voting instructions between the Company and the counterparty of the transactions:

Not applicable. The acquisition of shares shall occur by means of stock Exchange transactions and, therefore, there are no voting instructions between the Company counterparties in the transaction.

1 Considers the record date of December 31st, 2024.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 25th, 2025

6. In the case of transactions carried out outside the organized securities market, inform: a. the maximum (minimum) price for which the shares shall be acquired (sold); and b. if it is the case, the reasons that justify the transaction at prices higher than 10% (ten percent), in case of acquisition, or lower than 10% (ten percent), in case of alienation, than the average quote, weighed by volume, in the 10 (ten) previous trading days:

Not applicable. The transactions shall be carried out at the stock exchange, at market values.

7. Inform, if any, the impacts the negotiation will have on the composition of the controlling interest or the company’s administrative structure:

Not applicable. There will be no impact on the composition of control or administrative structure of the Company due to the implementation of the 2025-2026 Program.

8. Identify the counterparties, if known, and in case of a related party, as defined by the accounting standards that govern the matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29th , 2022:

Not applicable. The acquisition of shares shall occur through stock exchange transactions, and thus the counterparties are not known.

9. State the allocation of the funds earned, if applicable:

In case of the subsequent sale of the shares acquired within the context of the 2025-2026 Program, the allocation of the funds shall be timely decided, when there shall be a proper communication to the market.

10. Indicate the maximum term for the liquidation of the authorized transactions:

The 2025-2026 Program will begin on February 26th, 2025, remaining in effect for 12 (twelve) months, until February 25th, 2026.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 25th, 2025

11. Identify the institutions that will act as intermediaries, if any:

The buyback operation carried out under the 2025-2026 Program will be intermediated by the following financial institutions: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (Bradesco), headquartered at Avenida Presidente Juscelino Kubitschek, No. 1309, 11th floor, São Paulo - SP; (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Avenida Brigadeiro Faria Lima, 3477, 14th floor – Parte, São Paulo - SP; (iii) Citigroup Global Markets Brasil CCTVM S.A., headquartered at Avenida Paulista, No. 1111, 14th floor - Parte, São Paulo - SP; (iv) Itaú Corretora de Valores S.A., headquartered at Avenida Brigadeiro Faria Lima, 3500, 3rd floor, - Parte, São Paulo - SP; and (v) Morgan Stanley CTVM S.A., headquartered at Avenida Brigadeiro Faria Lima, 3600, 6th floor, São Paulo - SP.

12. Specify the funds available to be used, as per article 8, paragraph 1, of CVM Resolution No. 77, of March 29th, 2022:

The share buybacks will be carried out utilizing the available funds in the statutory reserve of income, and the income for the current fiscal year may also be used, in accordance with Article 8, paragraph 1, items I and II, of RCVM 77/2022. The maximum amount to be used in the program is R$ 1.75 billion.

13. Specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not hinder the fulfillment of obligations assumed before creditors nor the payment of fixed or minimum mandatory dividends:

The Board of Directors evaluates that the Company’s current financial position, its high capacity for cash generation and low level of indebtedness, are compatible with the execution of the Program in the proposed amount, without prejudice of its ability to fulfill the other obligations assumed before creditors, as well as the payment of mandatory dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	Febraury 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director